PARTNERS CHRISTOPHER W. BETTS WILL H. CAI ^ GEOFFREY CHAN * CHI T. STEVE KWOK * EDWARD H.P. LAM ♦* HAIPING LI * RORY MCALPINE ♦ CLIVE W. ROUGH ♦ JONATHAN B. STONE * ^ (ALSO ADMITTED IN CALIFORNIA)	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
♦ (ALSO ADMITTED IN ENGLAND & WALES) * (ALSO ADMITTED IN NEW YORK)
REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)		BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

January 8, 2018

Confidential

Mr. Larry Spirgel

Mr. Paul Fischer

Mr. Terry French

Ms. Christie Wong

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 OneSmart International Education Group Limited (CIK No. 0001722380)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on November 16, 2017

Dear Mr. Spirgel, Mr. Fischer, Mr. French and Ms. Wong:

On behalf of our client, OneSmart International Education Group Limited (formerly named as OneSmart Education Group Limited), a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 13, 2017 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 16, 2017 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include its audited consolidated financial statements for the fiscal year ended August 31, 2017 and related financial information.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Annex I attached hereto includes supporting materials for all third-party statements cited in the Revised Draft Registration Statement.

Draft Registration Statement Submitted November 16, 2017

Prospectus Summary, page 1

1.                                      Please revise paragraph 3 to briefly explain the meaning of “mass affluent families.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 73, 105 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

2.                                      Please revise the organizational chart on page 6 to reflect the post-offering ownership structure of the Company, including the percentage ownership of Mr. Zhang and public shareholders in the registrant following completion of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 64 and 65 of the Revised Draft Registration Statement.

Risk Factors

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions, page 37

3.                                      Clarify what clause, (i), (ii) and/or (iii), would require MOFCOM pre-notification under the M&A rules.

The Company respectfully advises the Staff that any of the three clauses under M&A Rules may trigger the MOFCOM pre-notification requirement.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Revised Draft Registration Statement.

Use of Proceeds, page 51

4.                                      Please revise to indicate the approximate dollar amount or percentage of your offering proceeds that you anticipate will be available for the uses you enumerate in paragraph two, given the current regulatory restrictions on funding your PRC operations discussed in paragraph five.

The Company respectfully advises the Staff that 100% of the net proceeds from this offering will be available for the uses that are enumerated in paragraph two on page 54 of the Revised Draft Registration Statement. For uses that will require funding PRC onshore operations, the Company expects to fund the uses through one or multiple means as elaborated in paragraph five on page 54 of the Revised Draft Registration Statement. For uses that require direct funding of U.S. dollars, including investments and acquisitions, the Company may allocate the U.S. dollar proceeds from this offering for such purposes directly.

5.                                      Please clarify the types of “selective investments” that the Company may decide to invest the proceeds of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Revised Draft Registration Statement.

Capitalization, page 53

6.                                      Please revise the capitalization table to give pro forma effect to any post balance sheet issuance of debt, convertible preferred stock, or equity. In this regard, we note you issued 1.84 million of Series A-1 redeemable convertible preferred shares to a new investor in September 2017, immediately following the Reorganization.

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57 of the Revised Draft Registration Statement.

Industry

Revenue of K-12 After-School Education Market in China , page 95

7.                                      We note the revenue CAGR rate from year 2017 to 2022 was about 2.1% lower than the rate from year 2012 to 2016 in the after-school education market. However, the CAGR rate for student enrollments was about 0.7% higher for the same period presented. Please discuss the factors that contribute to the lower revenue CAGR rate.

In response to the Staff’s comment, the Company has added the disclosure on page 99 of the Revised Draft Registration Statement.

Regulation, page 123

8.                                      Please revise this section to specifically state how the regulations discussed apply to your company and the extent to which you are in compliance with each regulation. As just five examples:

•                                Clarify whether your study centers that operate for profit have obtained the necessary education permits and business licenses as required by the Amended Private Education Law;

•                                Clarify whether you have filed the status of all franchises on an annual basis as required by the Ministry of Commerce;

•                                Specify how the regulations on the Classification Registration apply to your study centers;

•                                Specify how the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education affects your business activities;

•                                Clarify how each of the PRC tax provisions affect your corporate structure and financing. We note your belief that you are not a PRC resident enterprise for PRC tax purposes (page 171) but it is unclear whether your worldwide income will be subject to a 25% income tax rate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 127, 128, 130, 131, 132, 133, 134, 138 and 179 of the Revised Draft Registration Statement.

9.                                      Disclose the status of the draft Foreign Investment Law.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

10.                               Disclose the number of your study centers that have elected to require “reasonable returns” under the 2013 Private Education Law and PE Implementation Rules.

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Revised Draft Registration Statement.

Consolidated Financial Statements for Years Ended August 31, 2015 and 2016

Notes to the Financial Statements

18.  Restricted Net Assets , page F-41

11.                               You disclose that you are required to make contributions to the development fund which are calculated based on after-tax income prior to the payment of a dividend. It appears that an obligation to contribute to the development fund is not affected by the absence of a declared or paid dividend. Please clarify why you did not make a contribution to the development fund.

The Company respectfully advises the Staff that according to the Implementation Rules for the Law of Promoting Private Education (the “Implementation Rules”), private schools are obligated to make annual contributions to the development fund in the amount of no less than 25% of their after-tax income if the sponsors of such private schools seek reasonable returns, or 25% of the annual increase in their net assets if the sponsors do not ask for reasonable returns. However, the Implementation Rules are silent on the legal consequences for failure to comply with such contribution requirements where no distribution from private schools has been made. In practice, local regulators may not enforce these contribution requirements strictly or in a consistent manner. As required by the competent local regulators, our study centers registered as private schools filed their financial reports and other documents with the local regulators annually. For the fiscal years ended August 31, 2015 and 2016, such study centers had either a loss or immaterial after-tax income as determined according to PRC GAAP. As the amounts that would have been allocated to the development fund were immaterial in both fiscal years, the financial reports submitted by the study centers and included in their annual filings with local regulators reported zero appropriations to the development fund, and therefore no appropriations were made in historical consolidated financial statements. These annual filings were accepted by the local regulators during the annual inspections, and the study centers successfully completed their annual inspections in the fiscal years of 2015 and 2016.

The Company respectfully advises the Staff that the Company has made contributions in the total amount of RMB3,739,000 to the development fund during the fiscal year ended August 31, 2017. In response to the Staff’s comment, the Company has revised the disclosure on page F-43 of the Revised Draft Registration Statement.

21.  Subsequent Events , page F-44

12.                               We note you adopted the Amended and Restated 2015 stock options plan after the balance sheet date. Please disclose the fair value of such options and the related compensation expense.

The Company respectfully acknowledges the Staff’s comment and revised the disclosure on page F-46 and F-47 of the Revised Draft Registration Statement.

General

13.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

14.                               We note references to third-party market data throughout your prospectus, including references to reports commissioned by you and prepared by Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

In response to the Staff’s comment, the Company encloses as Annex I an index that sets forth the relevant portions of the industry and market data from Frost & Sullivan and page numbers of the Revised Draft Registration Statement where such information appears, with cross-references to marked copies of the underlying supporting materials.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Xi Zhang, Chairman and Chief Executive Officer, OneSmart International Education Group Limited

Dong Li, Chief Financial Officer, OneSmart International Education Group Limited

John Qian, Partner, Ernst & Young Hua Ming LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP

Annex I

An Index to the Supporting Materials